

03051985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35184

RECEIVED NOV 26 2003 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott-Macon Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Ave.
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey M. Tepper (212) 755-8200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name — *if individual, state last, first, middle name*)

757 Third Avenue New York, New York 10017
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey M. Tepper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott-Macon Securities, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CAROL HARVEY
Notary Public, State of New York
No. 41-4784816
Qualified in Queens County
Commission Expires 11/30/05



Signature

Senior Vice President
Title

Carol Harvey
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCOTT-MACON SECURITIES, INC.

FINANCIAL STATEMENT

September 30, 2003

AND
INDEPENDENT AUDITORS' REPORT

CONTENTS

September 30, 2003



ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP

Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Scott-Macon Securities, Inc.:

We have audited the accompanying statement of financial condition of Scott-Macon Securities, Inc. (the "Company") (a wholly-owned subsidiary of Scott-Macon, Ltd.) as of September 30, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Scott-Macon Securities, Inc. as of September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

This statement of financial condition is intended solely for the information and use of the board of directors, stockholders, and management of Scott-Macon Securities, Inc. and Scott-Macon, Ltd. and for filing with the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
November 11, 2003

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

Member of the SEC Practice Section of the American Institute of Certified Public Accountants Division for CPA firms.



STATEMENT OF FINANCIAL CONDITION

September 30, 2003

Assets	
Cash	$ 44,763
Investment (Note 2)	18,515
Other assets	1,785
Total assets	$ 65,063

Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 3,694
Total liabilities	3,694
Stockholder's equity:	
Capital stock, $0.01 par value; 1,000 shares authorized; 100 Shares issued and outstanding	1
Additional paid-in capital	14,999
Retained earnings	57,154
Other comprehensive loss	(10,785)
Total stockholder's equity	61,369
Total liabilities and stockholder's equity	$ 65,063

The accompanying notes are an integral part of these financial statement.

1. Summary of Significant Accounting Policies

Business Activities

Scott-Macon Securities, Inc. (the "Company") is a wholly-owned subsidiary of Scott-Macon, Ltd. (the "Parent"). The Company became a registered broker-dealer during January 1986. The Company's activities primarily consist of arranging the private placement of various types of securities and other consulting services. The Company is not registered in accordance with Section 15 of The Exchange Act, does not carry any customer accounts, does not handle any customer funds or securities, and does not transact business in securities through a medium of any member of a national securities exchange. Due to the limitation of its business, the Company is exempt from SEC rule 15c3-3 and various other rules and regulations.

Investment

The Company's investment consists of equity securities. Securities which are publicly traded are classified under the provisions of Statement of Financial Accounting Standards No. 115 as "trading securities," or "securities available for sale", and carried at their market value (see Note 2).

Income Taxes

The Company files a consolidated tax return with its Parent, under a tax sharing agreement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

2. Investment

Common stock:	
National Association of Securities Dealers, Inc. – 2,300 shares	$ 18,515

As of September 30, 2003, the above securities (formally restricted) are stated at fair market value, after an adjustment of $10,785 (charged to other comprehensive loss for the year ended September 30, 2003). As a capital loss resulting from the sale of this stock can only be used to offset capital gains, it is more likely than not that a future tax benefit (approximately $2,000) from this loss will not be realized. Accordingly, an allowance of $2,000 has been provided to offset the $2,000 future tax benefit, resulting in no tax benefit being included in the financial statements as of September 30, 2003.

3. Transactions With Parent Company

The Company reimbursed its Parent for shared administrative expenses, including rent, utilities, etc.

4. Net Capital

SEC rule 15c3-1 requires broker-dealers to maintain certain minimum net capital amounts and also requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Pursuant to rule 15c3-1, the minimum net capital is the greater of $5,000 or the aggregate indebtedness divided by 15. Since the aggregate indebtedness is $3,694 as of September 30, 2003, the minimum net capital is $5,000. The net capital, as computed under rule 15c3-1, is $41,069 as of September 30, 2003. The Company's ratio of aggregate indebtedness to net capital was .090 to 1 as of September 30, 2003.